Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3 No. 333-______) of State Street Corporation for the registration of debt securities, preferred stock, depositary shares, common stock, purchase contracts, units and warrants and to the incorporation by reference therein of our reports dated February 16, 2017 with respect to the consolidated financial statements of State Street Corporation and the effectiveness of internal control over financial reporting of State Street Corporation included in its Annual Report (Form 10-K/A) for the year ended December 31, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

November 2, 2017